

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 5, 2018

<u>Via E-Mail</u>
Michael V. Shustek
Chief Executive Officer
MVP REIT, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

      Re: MVP REIT, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed March 24, 2017
         File No. 000-55761

Dear Mr. Shustek:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Shannon Sobotka

      Shannon Sobotka
      Staff Accountant
      Office of Real Estate and
      Commodities